- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

         / / TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM _____________ TO ___________

Commission file number 0-141090....................................

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                               5929 COLLEGE AVENUE
                                OAKLAND, CA 94618

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------

                                                                                                   PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                                                    1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits, with Fund Information,
        at December 31, 1995 and 1994                                                              2 - 3

    Statements of Changes in Net Assets Available for Plan Benefits, with Fund
        Information, for the Years Ended December 31, 1995 and 1994                                4 - 5

    Notes to Financial Statements                                                                  6 - 9

ADDITIONAL INFORMATION:

    Schedule I - Assets Held for Investment at December 31, 1995                                  10 - 17

    Schedule V - Series of Transactions During the Year Ended
        December 31, 1995 in Excess of 5% of the Current Value of
        Plan Assets at December 31, 1994                                                            18


Note: Schedules II, III and IV are not presented as they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the
Dreyer's Grand Ice Cream, Inc.
Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, with fund information, and the related statements of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1995 and 1994, and the changes in net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and V and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
- ---------------------------
    Price Waterhouse LLP

San Francisco, CA
May 24, 1996

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1995

- --------------------------------------------------------------------------------

                                  SHORT TERM    BALANCED        EQUITY        STOCK     WELLS FARGO       LOAN
                                    FUND          FUND           FUND         FUND         FUND           FUND         TOTAL

ASSETS
Investments at fair value:
   Corporate debt instruments                 $   398,691   $   537,621                                             $   936,312
   Common stock                                 2,013,663     5,365,169   $ 4,727,984                                12,106,816
   Interest in pooled funds     $   368,700        98,000       128,300       263,000   $ 6,862,767                   7,720,767
   U.S. government securities     2,361,839     1,407,946     1,069,430                                               4,839,215
   Participant loans                                                                                  $ 1,158,081     1,158,081
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  2,730,539     3,918,300     7,100,520     4,990,984     6,862,767     1,158,081    26,761,191

Contributions receivable:
   Employee                          19,614        37,669        53,879        54,955        55,325                     221,442
   Employer                         115,469       215,827       343,557       308,850       329,468                   1,313,171
Accrued dividends receivable                                                                              132,231       132,231
Cash                                     63            12            54            64            57                         250
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for
  Plan benefits                 $ 2,865,685   $ 4,171,808   $ 7,498,010   $ 5,354,853   $ 7,379,848   $ 1,158,081   $28,428,285
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========




                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                 SHORT TERM     BALANCED       EQUITY         STOCK        WELLS          FARGO         LOAN
                                    FUND          FUND          FUND          FUND          FUND          FUND         TOTAL

ASSETS

Investments at fair value:
   Corporate debt instruments                 $    73,532   $   606,193                                             $   679,725
   Common stock                                 1,376,588     4,419,050   $   720,225                                 6,515,863
   Interest in pooled funds     $   315,700       167,100       464,600        39,500   $ 4,026,180                   5,013,080
   U.S. government securities     2,341,105     1,308,393       551,860                                               4,201,358
   Participant loans                                                                                  $   899,486       899,486
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  2,656,805     2,925,613     6,041,703       759,725     4,026,180       899,486    17,309,512

Contributions receivable:
   Employee                          30,989        45,558        73,568                      48,316                     198,431
   Employer                         132,813       199,996       373,545       441,816       271,806                   1,419,976
Accrued dividends receivable                                                                 59,334                      59,334
Cash                                     32            79            27             7             2         3,700         3,847
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for
  Plan benefits                 $ 2,820,639   $ 3,171,246   $ 6,488,843   $ 1,201,548   $ 4,405,638   $   903,186   $18,991,100
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                      SHORT TERM      BALANCED       EQUITY            STOCK       WELLS FARGO
                                         FUND           FUND          FUND              FUND           FUND

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Interest                            $  150,908     $  112,114      $  120,692     $   29,843     $       555
  Dividends                                              30,490          85,868         21,623         234,293
  Realized and unrealized
    gains (losses)                           434        636,501       1,510,665        499,438       1,495,212
                                       ---------     ----------       ---------      ---------      ----------
                                         151,342        779,105       1,717,225        550,904       1,730,060

Contributions:
  Employee                               420,846        727,496       1,178,786        826,714         986,649
  Employer                               132,572        228,156         374,680        312,179         340,161
  Employee rollovers from
    other qualified plans                 35,532         79,588         116,337        183,025          63,010
                                       ---------     ----------       ---------      ---------      ----------
      Total additions                    740,292      1,814,345       3,387,028      1,872,822       3,119,880
                                       ---------     ----------       ---------      ---------      ----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                       170,086        323,298         613,717         55,786         219,432
  Administrative expenses                 17,195         35,371          67,291         19,581          27,459
                                       ---------     ----------       ---------      ---------      ----------

      Total deductions                   187,281        358,669         681,008         75,367         246,891
                                       ---------     ----------       ---------      ---------      ----------
Net increase                             553,011      1,455,676       2,706,020      1,797,455       2,872,989

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year                      2,820,639      3,171,246       6,488,843      1,201,548       4,405,638
Transfers                               (507,965)      (455,114)     (1,696,853)     2,355,850         101,221
                                      ----------     ----------       ---------      ---------      ----------

End of year                           $2,865,685     $4,171,808      $7,498,010     $5,354,853      $7,379,848
                                      ==========     ==========      ==========     ==========      ==========


                                 LOAN
                                 FUND             TOTAL
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Interest                    $   91,286       $   505,398
  Dividends                                        372,274
  Realized and unrealized
    gains (losses)                               4,142,250
                              ----------       -----------
                                  91,286         5,019,922


Contributions:
  Employee                                       4,140,491
  Employer                                       1,387,748
  Employee rollovers from
    other qualified plans                          477,492
                               ---------       -----------
      Total additions             91,286        11,025,653
                               ---------       -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                39,252         1,421,571
  Administrative expenses                          166,897
                              ----------       -----------

      Total deductions            39,252         1,588,468
                              ----------       -----------
Net increase                      52,034         9,437,185

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year                903,186        18,991,100
Transfers                        202,861
                              ----------       -----------

End of year                   $1,158,081       $28,428,285
                              ==========       ===========

                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                SHORT TERM       BALANCED       EQUITY          STOCK           WELLS FARGO     LOAN
                                    FUND           FUND          FUND           FUND               FUND         FUND       TOTAL

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Interest                      $   112,013     $   119,594     $   127,184     $    2,619      $    1,068    $ 57,803  $   420,281
  Dividends                           4,486          40,779         108,775          1,746          69,266                  225,052
  Realized and unrealized
    gains (losses)                  (73,890)       (321,213)       (614,790)        19,532          15,588                 (974,773)
                                -----------       ---------     -----------     ----------      ----------     -------   ----------
                                     42,609        (160,840)       (378,831)        23,897          85,922      57,803     (329,440)

Contributions:
  Employee                         610,145          878,127       1,529,872                        353,120                3,371,264
  Employer                         141,537          194,885         369,028        441,816         271,806                1,419,072
  Employee rollovers from
    other qualified plans          100,159          121,613         113,404                         19,333                  354,509
                                ----------      -----------     -----------     ----------      ----------    --------   ----------
      Total additions              894,450       1,033,785       1,633,473         465,713         730,181      57,803    4,815,405
                                ----------      -----------     -----------     ----------      ----------    --------   ----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                 641,272        479,239          318,416           2,239          27,241      17,634    1,486,041
  Administrative expenses           33,706         47,400           84,997           3,133          11,795                  181,031
                                ----------      ---------       ----------     -----------      ----------    --------   ----------
      Total deductions             674,978        526,639          403,413           5,372          39,036      17,634    1,667,072
                                ----------      -----------     -----------     ----------      ----------    --------   ----------
Net increase                       219,472        507,146        1,230,060         460,341         691,145      40,169    3,148,333

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year                3,773,821      4,400,698        7,062,476                                     605,772   15,842,767
Transfers                       (1,172,654)    (1,736,598)      (1,803,693)         741,207      3,714,493     257,245
                                ----------    -----------       ----------      -----------     ----------    --------   -----------
End of year                     $2,820,639    $ 3,171,246       $6,488,843      $ 1,201,548     $4,405,638    $903,186   $18,991,100
                                ==========    ===========       ==========      ===========     ==========    ========   ===========




                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL

     The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Imperial Trust Company (the Trustee). Watson Wyatt provides record keeping and consultation services and an investment manager provides investment advisory services for certain of the funds. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ELIGIBILITY

     All employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" following their commencement date of employment. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

     EMPLOYEE CONTRIBUTIONS

     In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

     EMPLOYER CONTRIBUTIONS

     The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who was employed by the Company during the Plan year or who retired, died or was disabled during the Plan year.

     During 1995 and 1994, $72,969 and $50,740, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     ROLLOVER CONTRIBUTIONS

     Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

     PARTICIPANT ACCOUNT VALUATION

     Until July 1, 1994, each participant's account was valued as of June 30 and December 31 of each calendar year with the current value as of December 31 used for financial statement purposes. Effective July 1, 1994, each participant's account is valued quarterly as of March 31, June 30, September 30 and December 31. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous valuation date.

     PLAN BENEFITS

     Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

     A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

     The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participants' accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

     Effective July 1, 1994, the Plan expanded the number of investment options from three to five funds: a short-term investment fund, a balanced fund, an equity fund, a stock fund (comprised of the Company's common stock) and a Wells Fargo fund.

     VESTING

     After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account balance and are fully vested after seven years. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

     PARTICIPANT LOANS

     The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

     Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

     INVESTMENTS AND INVESTMENT INCOME

     The Plan's assets are valued at the last quoted sales price of each calendar quarter including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for plan benefits, with fund information, in the period during which the market value change occurs.

     EXPENSES OF THE PLAN

     The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

3.   INVESTMENTS

     Investments representing 5% or more of the net assets available for benefits at December 31, 1995 and 1994, were as follows:

                                                   DECEMBER 31,
                                              1995             1994
INTEREST IN POOLED FUNDS:
  Wells Fargo Inc. S&P 500 Stock Fund       $6,856,067       $4,026,180
COMMON STOCK:
  Dreyer's Grand Ice Cream, Inc.             4,727,984          720,225

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

4.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
     Section 4044 of ERISA.

5.   RECONCILIATION TO FORM 5500

     Net assets allocable to terminated employees totaled $43,452 and $6,729 at December 31, 1995 and 1994, respectively. These amounts have been presented as liabilities of the Plan on the Plan's Form 5500 filing, in accordance with the Form's instructions.

6.   TAX STATUS OF THE PLAN

     During 1986, the Committee received a favorable determination letter from the Internal Revenue Service (IRS) as to the qualified status of the Plan. In March 1995, the Committee requested a favorable determination letter from the IRS which incorporates amendments adopted subsequent to the 1986 determination letter. The Committee is of the opinion that the Plan, together with certain amendments adopted subsequent to receipt of the 1986 determination letter, continues to fulfill the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995                       SCHEDULE I
- --------------------------------------------------------------------------------



SHORT TERM FUND
                                                              NUMBER OF
                                                              SHARES OR         COST OF           CURRENT
IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT       FACE VALUE         ASSET             VALUE

Interest in Pooled Funds

  SEI Liquid Asset Trust          Treasury portfolio            368,700     $     368,700     $      368,700
                                                                            -------------     --------------
U.S.Government Securities

  U.S. Treasury Bills             DTD 1/12/95, 1/11/96          400,000     $     387,447     $      399,408

  U.S. Treasury Bills             DTD 3/9/95, 3/7/96            300,000           281,284            297,171

  U.S. Treasury Bills             DTD 10/19/95, 4/18/96         300,000           291,992            295,440

  U.S. Treasury Bills             DTD 5/4/95, 5/2/96            400,000           386,201            393,084

  U.S. Treasury Bills             DTD 7/27/95, 7/25/96          400,000           385,699            388,412

  U.S. Treasury Bills             DTD 8/24/95, 8/22/96          300,000           289,690            290,184

  6-Mo Treasury Bill              2/15/96                       300,000           294,783            298,140
                                                                            -------------     --------------
                                                                            $   2,317,096     $    2,361,839
                                                                            -------------     --------------

Short Term Fund Total                                                       $   2,685,796     $    2,730,539
                                                                            =============     ==============

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------

BALANCED FUND
                                                                NUMBER OF
                                                                SHARES OR       COST OF           CURRENT
IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT         FACE VALUE        ASSET             VALUE
Corporate Debt Instruments

  General Electric Cap. Corp.     8.850%, 4/01/05
                                  DTD 4/5/90                    100,000     $     117,382     $      119,193

  International Business
    Machines Corp.                6.375%, 6/15/00               100,000           101,246            102,000

  J. P. Morgan & Co. Inc.         7.625%, 11/15/98

                                  DTD 11/15/91                   75,000            81,438             79,010

  Wal Mart Stores Inc.            5.875%, 10/15/05

                                  DTD 10/14/93                  100,000            95,896             98,488
                                                                            -------------     --------------
                                                                            $     395,962     $      398,691
                                                                            -------------     --------------

Common Stock

  American Std. Cos. Inc.         Common Stock                         1,300     $      39,325     $       36,400
  Abbott Laboratories             Common Stock                           700            20,626             29,138
  Aflac Corp.                     Common Stock                         1,400            44,816             60,900
  Albertsons                      Common Stock                         1,700            38,446             55,888
  Allied Signal Inc.              Common Stock                         1,300            47,817             61,750
  American Int'l Group            Common Stock                           700            42,538             64,750
  Boeing Company                  Common Stock                           800            35,669             62,700
  Burlington Northern Santa Fe    Common Stock                           500            35,855             39,000
  Clayton Homes Inc.              Common Stock                         1,750            31,049             37,406
  Colgate Palmolive Company       Common Stock                           800            40,933             56,200
  Conagra Inc.                    Common Stock                         1,500            59,228             61,875
  Cooper Tire & Rubber Co.        Common Stock                         1,600            42,421             39,400
  Dean Witter Discover & Co.      Common Stock                         1,100            46,684             51,700
  Deere Company                   Common Stock                         1,800            53,463             63,450
  Echlin Inc.                     Common Stock                         1,600            53,040             58,400
  Emerson Electric Company        Common Stock                           800            47,315             65,400
  Enron Corp.                     Common Stock                         1,900            62,449             72,438
  Federal Home Loan Mtg.          Common Stock                           700            41,703             58,450
  Federal Nat'l Mortgage Assn.    Common Stock                           600            49,361             74,325
  Franklin Res. Inc.              Common Stock                         1,000            39,355             50,375
  General Electric Company        Common Stock                           800            32,963             57,600
  Hewlett Packard Company         Common Stock                           600            31,743             50,250
  Intel Corp.                     Common Stock                         1,000            34,584             56,750
  Johnson & Johnson               Common Stock                           500            26,732             42,750
  McDonalds Corp.                 Common Stock                           900            30,609             40,612
  Motorola Inc.                   Common Stock                         1,000            54,907             57,000
  Nabisco Holdings Corp.          Common Stock                         1,700            47,977             55,462
  Newell Cos. Inc.                Common Stock                         2,300            46,617             59,512
  Nordstrom Inc.                  Common Stock                         1,000            40,859             40,500
  Omnicom Group, Inc.             Common Stock                         1,800            45,018             67,050
  Pepsico Incorporated            Common Stock                         1,000            32,929             55,875

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------



BALANCED FUND                                                   NUMBER OF
                                                                SHARES OR         COST OF            CURRENT
IDENTITY OF ISSUE        DESCRIPTION OF INVESTMENT             FACE VALUE          ASSET              VALUE


  Common Stock, continued

  Proctor & Gamble                Common Stock                           700            40,227             58,100
  Royal Dutch Pet New             Common Stock                           450            47,274             63,506
  Schering Plough                 Common Stock                         1,050            37,505             57,488
  Wal Mart Stores Inc.            Common Stock                         2,400            63,819             53,400
  Walgreen Co.                    Common Stock                         1,900            33,857             56,763
  Xerox Corp.                     Common Stock                           300            37,918             41,100
                                                                            -------------     --------------
                                                                            $   1,557,631     $    2,013,663
                                                                            -------------     --------------

Interest in Pooled Funds

  SEI Liquid Asset Trust          Treasury portfolio             98,000     $      98,000     $       98,000
                                                                            -------------     --------------

U.S. Government Securities

  Fed. Home Loan Mtg. Corp.       5.040%, 8/20/98
                                  DTD 8/20/93                   200,000     $     176,438     $      201,468

  Fed. Home Loan Mtg. Corp.       9/20/00
                                  DTD 9/20/93                   200,000           182,313            200,062

  Fed. Home Loan Mtg. Corp.       6.350%, 3/7/01
                                  DTD 3/7/94                    130,000           129,878            135,810

  Fed. Nat'l Mtg. Assn.           6.850%, 4/5/04                200,000           198,300            211,688

  Fed. Nat'l Mtg. Assn.           7.000%, 8/12/02
                                  DTD 8/10/92                   200,000           185,937            203,876

  Fed. Nat'l Mtg. Assn.           0.000%, 12/10/04
                                  DTD 12/12/94                  200,000           215,938            217,876

  Fed. Home Loan Mtg.             6.970%, 6/16/00               100,000           100,125            103,156

  Fed. Farm Credit Notes          5.100%, 3/10/98                50,000            49,625             49,786

  Gov't Nat'l Mtge. Assoc.        9.000%, 5/15/98                79,527            82,708             84,224
                                                                            -------------     --------------
                                                                            $   1,321,262     $    1,407,946
                                                                            -------------     --------------

Balanced Fund Total                                                         $   3,372,855     $    3,918,300
                                                                            =============     ==============

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------


EQUITY FUND
                                                              NUMBER OF
                                                              SHARES OR      COST OF             CURRENT
IDENTITY OF ISSUE               DESCRIPTION OF INVESTMENT     FACE VALUE       ASSET              VALUE

Corporate Debt Instruments

  Anheuser-Busch Company          7.250%, 9/15/15               100,000     $     102,325     $      105,390
  BP Amer. Inc.                   9.875%, 3/15/04               200,000           230,468            250,110
  General Electric Cap. Corp.     8.750%, 5/21/07               150,000           171,540            182,121
                                                                            -------------     --------------
                                                                            $     504,333     $      537,621
                                                                            -------------     --------------


Common Stock

  Abbott Laboratories             Common Stock                         1,900     $      56,167     $       79,088
  Aflac Corp.                     Common Stock                         3,900           124,313            169,650
  Albertsons                      Common Stock                         4,500           107,497            147,938
  Allied Signal Inc.              Common Stock                         3,400           124,762            161,500
  American Int'l Group            Common Stock                         1,950           116,112            180,375
  American Std. Cos. Inc.         Common Stock                         3,500           105,875             98,000
  Boeing Company                  Common Stock                         2,200            97,779            172,425
  Burlington Northern Santa Fe    Common Stock                         1,400           100,309            109,200
  Clayton Homes Inc.              Common Stock                         5,250            91,452            112,219
  Colgate Palmolive Company       Common Stock                         2,200           120,807            154,550
  Conagra Inc.                    Common Stock                         4,000           157,803            165,000
  Cooper Tire & Rubber Co.        Common Stock                         4,000           108,053             98,500
  Dean Witter Discover & Co.      Common Stock                         2,700           114,536            126,900
  Deere Company                   Common Stock                         5,100           151,170            179,775
  Echlin Incorporated             Common Stock                         4,500           147,298            164,250
  Emerson Electric Company        Common Stock                         2,200           125,246            179,850
  Enron Corp.                     Common Stock                         5,200           168,479            198,250
  Fed. Home Loan Mtg.             Common Stock                         1,800           106,778            150,300
  Fed. Nat'l Mtg. Assn.           Common Stock                         1,500           123,752            185,812
  Franklin Res. Inc.              Common Stock                         2,600           102,322            130,975
  General Electric Company        Common Stock                         2,200            95,552            158,400
  Hewlett Packard Company         Common Stock                         1,500            81,941            125,625
  Intel Corporation               Common Stock                         2,600            89,663            147,550
  Johnson & Johnson               Common Stock                         1,300            69,628            111,150
  McDonalds Corporation           Common Stock                         2,400            81,222            108,300
  Motorola Incorporated           Common Stock                         2,700           147,542            153,900
  Nabisco Holdings Corp.          Common Stock                         4,000           111,265            130,500
  Nordstrom Inc.                  Common Stock                         2,400            98,795             97,200
  Newell Cos Inc.                 Common Stock                         6,000           127,364            155,250
  Omnicom Group, Inc.             Common Stock                         4,600           115,310            171,350
  Pepsico Incorporated            Common Stock                         2,800            96,395            156,450
  Proctor & Gamble Company        Common Stock                         1,800            95,332            149,400
  Royal Dutch Pet New             Common Stock                         1,200           125,913            169,350
  Schering Plough                 Common Stock                         2,900           103,507            158,775

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------


EQUITY FUND
                                                                NUMBER OF
                                                                SHARES OR      COST OF             CURRENT
IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT         FACE VALUE      ASSET               VALUE

Common Stock, continued

  Wal Mart Stores Inc.            Common Stock                         6,000           160,560            133,500
  Xerox Corporation               Common Stock                           800           101,385            109,600
  Walgreen Co.                    Common Stock                         5,500           102,167            164,312
                                                                            -------------     --------------

                                                                            $   4,154,051     $    5,365,169
                                                                            -------------     --------------

Interest in Pooled Funds

  SEI Liquid Asset Trust          Treasury portfolio            128,300     $     128,300     $      128,300
                                                                            -------------     --------------

U.S. Government Securities

  Fed. Nat'l Mtg. Assn.           6.850%, 4/5/04                200,000     $     198,300     $      211,688

  Fed. Nat'l Mtg. Assn.           7.700%, 8/10/04               100,000           100,000            106,656

  Fed. Home Loan Mortgage         6.550%, 4/2/03                100,000            99,844            100,828

  Fed. Home Loan Mortgage         6.970%, 6/16/00               200,000           200,250            206,312

  Gov't. Nat'l Mtg. Assoc. Pool   9.000%, 6/15/21               119,291           124,063            126,336

  U.S. Treasury Bonds             10.750%, 8/15/05              150,000           177,516            205,922

  U.S. Treasury Notes             7.875%, 8/15/01               100,000           107,312            111,688
                                                                            -------------     --------------

                                                                            $   1,007,285     $    1,069,430
                                                                            -------------     --------------


Equity Fund Total                                                           $   5,793,969     $    7,100,520
                                                                            =============     ==============

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------


STOCK FUND
                                                               NUMBER OF
                                                               SHARES OR       COST OF          CURRENT
IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT     FACE VALUE       ASSET            VALUE

Common Stock

Dreyer's Grand Ice Cream, Inc.    Common Stock                  142,195     $   4,227,279     $    4,727,984
                                                                            -------------     --------------

Interest in Pooled Funds

SEI Liquid Asset Trust            Treasury Portfolio            263,000     $     263,000     $      263,000
                                                                            -------------     --------------

Stock Fund Total                                                            $   4,490,279     $    4,990,984
                                                                            =============     ==============

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------


WELLS FARGO FUND*

                                                               NUMBER OF
                                                               SHARES OR      COST OF            CURRENT
IDENTITY OF ISSUE              DESCRIPTION OF INVESTMENT       FACE VALUE      ASSET               VALUE

Interest in Pooled Funds

SEI Liquid Asset Trust            Treasury Portfolio              6,700     $       6,700     $        6,700

Wells Fargo Inc. S&P 500
  Stock Fund                      Mutual funds                  510,124         5,425,428          6,856,067
                                                                            -------------     --------------

Wells Fargo Fund Total                                                      $   5,432,128     $    6,862,767
                                                                            =============     ==============


* Effective January 1, 1996, the fund changed its name to MasterWorks Funds, managed by BZW Barclays Global Fund Advisors who replaced Wells Fargo Bank.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995           SCHEDULE I (CONTINUED)
- --------------------------------------------------------------------------------


LOAN FUND
                                                                 NUMBER OF
                                                                 SHARES OR            COST OF          CURRENT
IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT     FACE VALUE             ASSET            VALUE

Participant loans                       8% to 11.0%,
                                        due 5/28/96
                                        through 12/21/00                          $                 $    1,158,081
                                                                                  -------------     --------------

Loan Fund Total                                                                   $                 $    1,158,081
                                                                                  -------------     --------------

Total Assets Held for
Investment at December 31, 1995                                                   $  21,775,027     $   26,761,191
                                                                                  =============     ==============

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

SERIES OF TRANSACTIONS DURING THE YEAR ENDED
DECEMBER 31, 1995 IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS AT DECEMBER 31, 1994                             SCHEDULE V
- --------------------------------------------------------------------------------

                                                                                                                 CURRENT
                                                         NUMBER                                  COST OF         VALUE ON   REALIZED
    PARTY                   DESCRIPTION                   OF          PURCHASE     SELLING        ASSET         TRANSACTION   GAIN/
   INVOLVED                   OF ASSET                TRANSACTIONS     PRICE        PRICE        DISPOSED         DATE        (LOSS)

Imperial Trust Co.  Dreyer's Grand Ice Cream, Inc.
                      Common Stock                        106       $ 3,691,263                               $  3,691,263      -

Imperial Trust Co.  SEI Liquid Asset Trust - Prime         78                    $  4,285,700   $ 4,267,100      4,285,700  $ 18,600

Imperial Trust Co.  SEI Liquid Asset Trust - Prime         48         4,490,000                                  4,490,000      -

Imperial Trust Co.  SEI Liquid Asset Trust - Treasury     191                      14,338,700    14,338,700     14,338,700      -

Imperial Trust Co.  SEI Liquid Asset Trust - Treasury     345        13,993,300                                 13,993,300      -

Imperial Trust Co.  U.S. Treasury Bills                    10         3,193,179                                  3,193,179      -

Imperial Trust Co.  U.S. Treasury Bills                     9                       3,501,856     3,501,856      3,501,856      -

Imperial Trust Co.  Wells Fargo S&P 500 Stock Fund         27         1,397,189                                  1,397,189      -

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            DREYER'S GRAND ICE CREAM, INC.
                                            SAVINGS PLAN

Date:  June 18, 1996                        By: /s/ William C. Collett
                                                -------------------------------
                                                    William C. Collett
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator

                                            By: /s/ Jefferey R. Shields
                                               -------------------------------
                                                    Jeffrey R. Shields
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator

                               INDEX TO EXHIBITS

Exhibit                                                          Page
Number                       Exhibit                            Number
- -------                      -------                            ------

  23            Consent of Independent Accountants